AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO SPECIAL MONEY MARKET DOLLAR COST AVERAGING

This Endorsement is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary.

In this Endorsement, “we”, “our”, and “us” mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner.

SPECIAL MONEY MARKET DOLLAR COST AVERAGING PROGRAM

You may elect to participate in a Special Money Market Dollar Cost Averaging (“DCA”) Program at any time.

Under a Special Money Market DCA Program you allocate all of your Contribution to an account which is part of the EQ Money Market Variable Investment Option for the program. You may designate either or both the Investment Performance Account Investment Option and the Protection with Investment Performance Account Investment Option as the designated Investment Options for the Special Money Market DCA Program.

We transfer a portion of each amount allocated to the account for Special Money Market DCA to the Investment Options according to your allocation instructions on a systematic [monthly] basis, such that all amounts are transferred out of the account by the end of the program. Your transfer percentages must comply with the Investment Option Allocation Limits shown in your Contract. Your current allocation instructions on file for your Contract become your allocation instructions for the Special Money Market DCA Program and establish the split of transfers from your Special Money Market DCA Account between the Protection with Investment Performance Account Value and Investment Performance Account Value as well as allocations to particular Investment Options. Subsequent changes to your allocation instructions may not change the allocation split between the Protection with Investment Performance Account Value and Investment Performance Account Value that has been established for your program. However, such changes may change your destination Investment Options within the Protection with Investment Performance Account Value and/or the Investment Performance Account Value. Transfers will be made on a first-in first-out (fifo) basis. Each program is for a [three, six, or twelve month] period or such other period we may make available to you in the future. The minimum initial amount that you may allocate to a Special Money Market DCA program is [$2,000.] You may elect to make subsequent Contributions to an existing Special Money Market DCA Program [in the first Contract Year]. The minimum subsequent Contribution amount that may be made to an existing program is [$250.] Subsequent Contributions to an existing Special Money Market DCA Program will not extend the expiration date of that program.

You may have only one Special Money Market DCA Program in effect at a time. At the expiration of a Special Money Market DCA Program, you may start a new program with a new Contribution [in the first Contract Year].

Transfer Rules

You may not transfer Annuity Account Value into a Special Money Market DCA Program. You may not transfer a Special Money Market DCA Program into another Special Money Market DCA Program [or into the

Guaranteed Interest Option.] [Amounts transferred into the Guaranteed Interest Option may not exceed any limits described in the Data Pages.] Any request by you to transfer amounts out of an account for Special Money Market DCA, other than your regularly scheduled transfers to the Investment Options as part of a Special Money Market DCA Program, will terminate that Special Money Market DCA Program. Any amount remaining in the account for Special Money Market DCA after such a transfer will be transferred to the destination Investment Options according to your allocation instructions on file.

Effect of Transfers to the Protection Account Variable Investment Options

Contributions to the Account for Special Money Market DCA scheduled to be transferred into the Protection with Investment Performance Account Investment Options over the duration of the program will increase your GMIB and GMDB Benefit Base as of the effective date you contribute to a Special Money Market DCA Program.

Effect of Withdrawals

Except for withdrawals made under our Automatic RMD Withdrawal Service, any withdrawal from an account for Special Money Market DCA will terminate that Special Money Market DCA Program. Any amounts remaining in the account for Special Money Market DCA after the program terminates because of such a withdrawal will be transferred to the destination Investment Options according to your allocation instructions on file. Any withdrawal which results in a reduction in the Special Money Market DCA amount previously included in your GMIB and GMDB Benefit Bases will reduce the benefit base as described in any applicable optional rider attached to your Contract.

Effect of Termination of an Optional Guaranteed Income Benefit Rider and/or Guaranteed Death Benefit Rider

If you terminate all optional benefit riders, after you have allocated contributions to the Protection with Investment Performance Account Investment Options, any amount remaining in the account for Special Money Market DCA designated for the Protection with Investment Performance Account Investment Options will be defaulted to corresponding Investment Options under the Performance Account. Alternatively, you may terminate the Special Money Market DCA program and all amounts destined for the Protection with Investment Performance Account Investment Options will be transferred to corresponding Investment Performance Account Investment Options on an accelerated basis.

Effect of Voluntary Termination of the Special Money Market DCA Program

If you terminate the Special Money Market DCA program any amounts in the Account for Special Money Market DCA will be transferred to the destination Investment Options on an accelerated basis as of the Transaction Date that the program is cancelled.

AXA EQUITABLE LIFE INSURANCE COMPANY

[	[

/s/ Christopher M. Condron	/s/ Karen Field Hazin
Christopher M. Condron	Karen Field Hazin, Vice President,
Chairman, President and Chief Executive Officer ]	Secretary and Associate General Counsel ]